CenturyTel personal touch advanced communications

Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Embarq Corporation, File #001-32732



Acquisition of EMBARQ

Glen Post Discussion With CenturyTel Employees

October 30, 2008

Safe Harbor Language

Included in our presentation are certain estimates and other forward-looking statements. They are subject to uncertainties that could cause the actual results to differ materially. These and other important uncertainties related to our business are described in the Company's filings with the Securities and Exchange Commission. All information contained herein is current as of October 30, 2008, and is to be considered valid only as of October 30, 2008, regardless of the date reviewed.

Additional Information

CenturyTel and EMBARQ will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Corporate Secretary. The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel's directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. . This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Exciting Times

- Acquisition Will Create One of the Leading Communications Companies in the U.S.
  - Largest Independent Telecommunications Provider (Based on Access Lines)
  - Fourth Largest Telecommunications Provider (Based on Access Lines)
- Expect to Be Around #290 - #300 on the Fortune 500 Ranking
- Could Not Have Been Accomplished Without the Talent and Dedication of the Whole CenturyTel Team

Facts About EMBARQ

- Headquartered in Overland Park, Kansas
- Operates in 18 States
- Approximately 18,000 Employees
- Invested in Building a Base of High-Quality Assets
- Offers Voice, High-Speed Internet, Wireless and Satellite Television Services
- Almost 6 Million Access Lines
- Nearly 1.5 Million Broadband Customers
- Nearly 300,000 Video Subscribers

Combined Footprint


EMBARQ
CenturyTel
LightCore Lit Fiber
LightCore Dark Fiber
Competitive Market

- ✦Operations in 33 States
- ✦Approx. 8 Million Access Lines
- ✦2 million Broadband Customers
- ✦400,000 Video Subscribers
- ✦Revenues of $8.8 Billion*
- ✦Free Cash Flow of $1.8 Billion*

*Based on anticipated full run-rate synergies and operating results for the twelve months ended 9/30/08.

CENTURYTEL

Premier Communications Company

Access Lines (millions) (1)


10.0
8.0
6.0
4.0
2.0
0.0
7.9
3.1
2.3
1.5
CTL/EQ
WIN
FTR
FRP

LTM Revenue ($ billions) (1)


10.0
8.0
6.0
4.0
2.0
0.0
8.8
3.3
2.3
1.5
CTL/EQ
WIN
FTR
FRP (2)

Broadband Customers (millions) (1)


2.5
2.0
1.5
1.0
0.5
0.0
2.0
0.9
0.6
0.3
CTL/EQ
WIN
FTR
FRP

LTM EBITDA ($ billions) (1)


5.0
4.0
3.0
2.0
1.0
0.0
3.8
1.7
1.2
0.5
CTL/EQ
WIN
FTR
FRP (2)

1. Data as of September 30, 2008 for CenturyTel and EMBARQ and June 30, 2008 for WIN, FTR and FRP
2. FairPoint statistics pro forma for VZ Northern New England transaction

CENTURYTEL

Governance

- Headquarters in Monroe, Louisiana
- Glen Post – CEO; Stewart Ewing – CFO; and Karen Puckett – COO
- Tom Gerke – Executive Vice Chairman
- Other Executives to be Determined in the Coming Weeks
- Bill Owens – Non-executive Chairman
- Harvey Perry – Non-executive Vice Chairman
- 15 Member Board
  - 8 Current CenturyTel Directors
  - 7 Current EMBARQ Directors

34%/66% Question is a Matter of Math

- Upon Close of Deal, EMBARQ Shareholders Will Receive 1.37 Shares of CenturyTel Common Stock

  - **Approximate Shares Outstanding As of 9/30/08 (in Millions):**
    - CenturyTel = 100.1
    - EMBARQ = 142.1

  - **Assuming These Numbers Do Not Change By Time of Close:**

    CenturyTel Shares = 100.1
    142.1 (EQ Shares) x 1.37 (Premium) = 194.7
    Combined Shares of New Company = 294.8

  - **100.1 / 294.8 = 34.0% (Owned by Original CTL Share Holders)**
  - **194.7 / 294.8 = 66.0% (Owned by Original EQ Share Holders)**

Similar Shareholder Composition

- Today Many Investment Firms Are Shareholders of Both CenturyTel and EMBARQ
- 91% of CenturyTel Shares Held by Institutional & Mutual Fund Owners*
- 96% of EMBARQ Shares Held by Institutional & Mutual Fund Owners*
- Expect CenturyTel to Have Many of the Same Shareholders Post Close

* Source: Yahoo Finance, 10/29/08

Other Matters

- The Integration Process
- Impact of the Acquisition On Our Organization
  - We Expect to Create More Jobs Over the Long Term
  - Will Likely Create Exciting New Opportunities for Career Growth and Development for Employees
- Questions Can Be Submitted via InfoShare Section on Intranet
- Business As Usual For Everyone Until Transaction Closes

CENTURYTEL

Moderated Q&A

Great Strategic Combination

- Significantly enhances financial and operational scale
  - ~ 8 million access lines and 2 million broadband customers
  - $8.8 billion of revenue and $3.8 billion of EBITDA
- Enhances shareholder value and financial flexibility
  - Significant synergies
  - Accretive in the first full year post-closing
  - Expectation of returning substantial capital to shareholders
  - Sound capital structure
- Combined company well positioned strategically and competitively
  - Diversification of markets and revenue
  - Leverage of core, high-quality network resources
  - Customer service and marketing efficiencies through integrated systems
  - Improved competitive positioning

Thank You!

Thanks for Your Dedication and Hard Work –

Because of Your Efforts We Are Positioned to Undertake This Exciting Transaction!